Securities and Exchange Commission
                                     Washington, D.C.  20549



                                            FORM 11-K




( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934 (FEE REQUIRED)




      For the fiscal year ended          December 31, 1994

                                    -----------------------------



(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


      For the transition period from           to

                                    -----------   ------------


                                   Commission file no. 1-4651
                                                       -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Echlin Incentive and Savings Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           Echlin Inc.
                                      100 Double Beach Road
                                  Branford, Connecticut  06405


                  Echlin Incentive and Savings Investment Plan
                                      Index
                                December 31, 1994



                                                               Page
                                                               ----
I REQUIRED INFORMATION:

    Report of Independent Accountants . . . . . . . . . . . . . . 4

    Statements of Financial Condition . . . . . . . . . . . . . 5-6

    Statements of Income and Changes in Participants' Equity . .7-8

    Notes to Financial Statements. . . . . . . . . . . . . . . 9-12

    Schedule A - Schedule of Reportable Transactions  . . . . . .13

II  SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . . . .14

III EXHIBIT A - Consent of Independent Accountants . . . . . . . 15

Echlin Incentive and Savings Investment Plan

Financial Statements


December 31, 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the net assets of Echlin Incentive and Savings Investment Plan at December 31, 1994 and 1993, and the changes in net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. Schedule A and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
- ------------------------
    Price Waterhouse LLP


Stamford, Connecticut
May 1, 1995

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN
STATEMENT OF FINANCIAL CONDITION

December 31, 1994
                                 Growth-      Maximum        Money         Fixed         Echlin
                                Oriented       Growth        Market        Income         Stock       Employee
                               Stock Fund    Stock Fund       Fund          Fund          Fund         Loans      Total
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------

ASSETS
  Investments, at fair
    value:
    Mutual funds                 $7,428,250   $15,856,074   $2,634,912    $         -   $         -   $        -   $25,919,236
    Fixed income fund                     -             -            -     34,383,104             -            -    34,383,104
    Echlin Inc. common
      stock                               -             -            -              -    23,732,183            -    23,732,183
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total investments         7,428,250    15,856,074    2,634,912     34,383,104    23,732,183            -    84,034,523
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
  Receivables:
    Employee contributions          175,541       310,779       47,423        401,262       198,983            -     1,133,988
    Employer incentive
      match contribution                  -             -            -              -       185,297            -       185,297
    Employee loans                        -             -            -              -             -    4,363,188     4,363,188
    Echlin Inc.-employee
      loan repayments                     -             -            -              -             -      201,610       201,610

                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total receivables           175,541       310,779       47,423        401,262       384,280    4,564,798     5,884,083
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------

        Total assets              7,603,791    16,166,853    2,682,335     34,784,366    24,116,463    4,564,798    89,918,606
                                 ----------    ----------   ----------    -----------   -----------  -----------   -----------
LIABILITIES
  Employee withdrawals
     payable                          3,292         4,202       18,187        189,189        44,850            -       259,720
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
        Total liabilities             3,292         4,202       18,187        189,189        44,850            -       259,720
                                 ----------    ----------   ----------    -----------   -----------   ----------   -----------
  Net assets representing
    participants' equity         $7,600,499   $16,162,651   $2,664,148    $34,595,177   $24,071,613   $4,564,798   $89,658,886
                                 ==========    ==========   ==========    ===========   ===========   ==========   ===========
  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1993

                                 Growth-      Maximum        Money         Fixed         Echlin
                                Oriented       Growth        Market        Income         Stock       Employee
                               Stock Fund    Stock Fund       Fund          Fund          Fund          Loans        Total
                                 ----------   -----------   ----------    -----------   -----------   ----------   -----------
ASSETS
  Investments, at fair
    value:
    Mutual funds                 $5,963,246   $12,839,874   $2,674,299    $         -   $         -   $        -   $21,477,419
    Fixed income fund                     -             -            -     32,042,625             -            -    32,042,625
    Echlin Inc. common
      stock                               -             -            -              -    23,454,369            -    23,454,369
                                 ----------   -----------   ----------    -----------   -----------   ----------   -----------
        Total investments         5,963,246    12,839,874    2,674,299     32,042,625    23,454,369            -    76,974,413
                                 ----------   -----------   ----------    -----------   -----------   ----------   -----------
  Receivables:
    Employee contributions          106,725       191,921       27,464        328,735       114,202            -       769,047
    Employer incentive
      match contribution                  -             -            -              -       226,669            -       226,669
    Employee loans                        -             -            -              -             -    3,355,683     3,355,683
    Echlin Inc.-employee
      loan repayments                     -             -            -              -             -      155,303       155,303
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total receivables           106,725       191,921       27,464        328,735       340,871    3,510,986     4,506,702
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total assets              6,069,971    13,031,795    2,701,763     32,371,360    23,795,240    3,510,986    81,481,115
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
LIABILITIES
  Employee withdrawals
    payable                         128,526       102,101       24,760        713,523       428,200            -     1,397,110
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
        Total liabilities           128,526       102,101       24,760        713,523       428,200            -     1,397,110
                                 ----------   -----------   ----------    -----------    ----------   ----------    ----------
  Net assets representing
    participants' equity         $5,941,445   $12,929,694   $2,677,003    $31,657,837   $23,367,040   $3,510,986   $80,084,005
                                 ==========   ===========   ==========    ===========   ===========   ==========   ===========
  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1994
                                 Growth-      Maximum        Money         Fixed        Echlin
                                Oriented       Growth        Market        Income        Stock      Employee
                               Stock Fund    Stock Fund       Fund          Fund         Fund         Loans       Total
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Investment income:
  Net unrealized
    depreciation in fair
    value of investments      $ (896,641)    $(762,784)     $       -   $         -  $(2,967,666)   $        -  $(4,627,091)
  Net realized gains
    (losses) on sales of
    investments                  (22,610)       193,660             -             -       633,043            -       804,093
  Interest and dividends          680,320       669,525        93,824     2,344,626       532,711            -     4,321,006
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
    Total investment
      (loss) income             (238,931)       100,401        93,824     2,344,626   (1,801,912)            -       498,008

Employee contributions          1,501,524     2,654,893       486,587     4,158,805     1,869,647            -    10,671,456
Employer incentive
  match contribution                    -             -             -             -     1,760,297            -     1,760,297
Interest on employee
  loans                                 -             -             -             -             -      316,161       316,161
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
    Total additions             1,262,593     2,755,294       580,411     6,503,431     1,828,032      316,161    13,245,922
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Employee withdrawals            (178,753)     (389,708)     (105,780)   (2,007,792)     (989,008)            -   (3,671,041)
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net transfers between
  funds                           575,214       867,371     (487,486)    (1,558,299)    (134,451)      737,651             -
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net increase (decrease)
  in assets                     1,659,054     3,232,957      (12,855)     2,937,340       704,573    1,053,812     9,574,881

Net assets at beginning
  of year                       5,941,445    12,929,694     2,677,003    31,657,837    23,367,040    3,510,986    80,084,005
                               ----------    ----------    ----------   -----------    ----------   ----------   -----------
Net assets at end of
  year                         $7,600,499   $16,162,651    $2,664,148   $34,595,177   $24,071,613   $4,564,798   $89,658,886
                               ==========    ==========    ==========   ===========    ==========   ==========   ===========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1993

                                 Growth-      Maximum        Money         Fixed        Echlin
                                Oriented       Growth        Market        Income        Stock      Employee
                               Stock Fund    Stock Fund       Fund          Fund         Fund         Loans       Total

                                ---------   -----------    ----------   -----------   -----------   ----------   -----------
Investment income:
  Net unrealized
    (depreciation)
    appreciation in fair
    value of investments       $ (17,989)    $1,326,245     $       -    $        -    $6,630,815    $       -    $7,939,071
  Net realized gains on
    sales of investments            8,836       152,437             -             -       274,843            -       436,116
  Interest and dividends          838,986       458,042        61,168     2,329,841       472,811            -     4,160,848
                                ---------   -----------    ----------   -----------   -----------   ----------   -----------
    Total investment
      income                      829,833     1,936,724        61,168     2,329,841     7,378,469            -    12,536,035

Employee contributions          1,037,399     1,792,068       398,007     4,165,556       952,327            -     8,345,357
Employer incentive
  match contribution                    -             -             -             -       776,669            -       776,669
Interest on employee
  loans                                 -             -             -             -             -      298,930       298,930
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
    Total additions             1,867,232     3,728,792       459,175     6,495,397     9,107,465      298,930    21,956,991
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------

Employee withdrawals            (274,316)     (348,475)      (71,818)   (2,242,782)     (990,860)            -   (3,928,251)
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net transfers between
  funds                           173,154      (76,146)     (123,706)     (114,216)     (113,178)      254,092             -
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net increase in assets          1,766,070     3,304,171       263,651     4,138,399     8,003,427      553,022    18,028,740

Net assets at beginning
  of year                       4,175,375     9,625,523     2,413,352    27,519,438    15,363,613    2,957,964    62,055,265
                               ----------   -----------    ----------   -----------   -----------   ----------   -----------
Net assets at end of
  year                         $5,941,445   $12,929,694    $2,677,003   $31,657,837   $23,367,040   $3,510,986   $80,084,005
                               ==========   ===========    ==========   ===========   ===========   ==========   ===========
See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Echlin Incentive and Savings
Investment Plan ("Plan") have been prepared on the accrual basis of accounting.

Investments are stated at their fair market value. The fair market value of the Growth-Oriented and the Maximum Growth mutual funds were based on each fund's net asset value on the last business day of the plan year. The fair market value of the Money Market fund represents investments made plus interest earned. The fair market value of the Fixed Income Fund represents investments made in Guaranteed Insurance Contracts ("GIC's") plus interest earned at the stated contract rate. The Echlin Stock Fund is valued at the closing price for Echlin Inc. ("Company") common stock on the last business day of the plan year. Realized gains and losses on sales of investments are determined using the average cost method.

NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established on March 1, 1984 to enable employees to defer a portion of their compensation on a pre-tax basis, thereby deferring federal income tax in the year in which the deferrals are made and providing savings to supplement retirement income to the employee. Putnam Fiduciary Trust Company serves as "Trustee" for the Plan and as custodian of the investments.

Each employee who is in a covered class of employees within a participating division, has attained age 21 and has one year of service is eligible to participate in the Plan. An employee may elect to have 1 to 15 percent of his compensation, as defined in the Plan document, up to the 1994 maximum elective deferral amount of $9,240 as determined under Section 402(g) of the Internal Revenue Code, contributed to their account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

If at the end of its fiscal year the Company has consolidated net income for the current year or accumulated consolidated net income from prior years, the Company will match all or a portion of each eligible participant's contributions for the plan year that are based on the first 6 percent of the participant's compensation ("basic contribution"). The Company's minimum matching contribution will be based on its return on assets, as defined in the Plan, and will range from 1 percent of an employee's basic contribution (if the return on assets is 6.1 percent) to 100 percent of the basic contribution (if the return on assets is 16 percent or more). Matching contributions made by the Company will be invested solely in common stock of the Company.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

Participants' accounts are fully vested at all times to the extent
of employee contributions.   An active participant upon retirement,
disability, as defined in the Plan, or death will be fully vested in the value of the Company's incentive matching contributions credited to his account regardless of his years of continuous service. A participant with less than 5 years of continuous service will be vested in the Company's incentive matching contributions credited to his account on the last day of the third plan year following the plan year for which the match was made. Once a participant has 5 or more years of continuous service with the Company, the entire balance of matching contributions credited to the participant's account and each such contribution made to his account thereafter is immediately 100 percent vested.

Loans to participants and loan repayments are presented as "Net transfers between funds" in the Employee Loan Fund. Participants may borrow from their account balance in the Plan with the loan being repaid through payroll deductions. The interest rate, which is fixed for the term of the loan, is based upon the average interest rate for secured personal loans for the following three banks: First National Bank of Chicago, Shawmut Bank, and Trust Company of Georgia, rounded to the nearest half percent at the time the loan is taken out. In addition, a participant may withdraw vested funds from his or her account if it is demonstrated that a hardship, as defined under the Internal Revenue Code, exists.

The Plan provides for the establishment of a trust which consists of five investment funds. The five funds are: The Echlin Stock Fund (invested in Echlin Inc. common stock), a Fixed Income Fund (invested in GIC's as selected by the Benefits Committee), a Maximum Growth Stock Fund (which is currently invested in the Putnam Voyager Mutual Fund), a Growth-Oriented Stock Fund (which is currently invested in the Putnam Investors Mutual Fund) and a Money Market Fund (which is currently invested in the Putnam Money Market
Fund). An employee may choose to invest his or her contribution in any or all of the foregoing funds noted in Note A. At any time during the year an employee may amend future investment allocations and quarterly may amend past investment allocations. As of December 31, 1994 there were 8,511 participants in the Plan. Information pertaining to the earnings objectives and performance results for these funds can be requested from the Company's Human Resource department. In addition, participants are provided with quarterly statements summarizing activity in their accounts.

The Employee Benefits Committee ("Plan Administrator") is responsible for the administration of the Plan. Liability of the Company for acts or omissions of any member of the Committee will be limited to amounts not covered by insurance and not payable by the trust under applicable law.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

The Company may, by action of its Board of Directors, amend or terminate the Plan without shareholder approval at any time. The Committee may also amend the Plan if necessary for tax qualification or legal compliance, to carry out its duties under the Plan. In the event of termination of the Plan, assets will be distributed in accordance with the terms of the Plan. Fees and expenses incurred by the Plan Administrator and the Trustee in connection with the operation of the Plan will be paid from the Plan, if not paid by the Company.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related plan trust is not subject to tax under present tax laws.

NOTE D -- ASSETS HELD FOR INVESTMENT

Assets held for investment at December 31, 1994 and 1993 consist of the following:

December 31, 1994
- -----------------
                                         Shares     Fair Market
                                        or Units       Value             Cost
                                        --------    -----------       -----------
   Mutual Funds:
      Putnam Investors                 1,040,371    $ 7,428,250       $ 8,434,460
      Putnam Voyager                   1,376,395     15,856,074        13,353,665
      Putnam Money Market              2,634,912      2,634,912         2,634,912
                                                    -----------       -----------
                                                     25,919,236        24,423,037
                                                    -----------       -----------
   Fixed Income Fund:
      Provident National
        Assurance Company              5,568,516      5,568,516         5,568,516
      Allstate Life Insurance
        Company                        7,416,120      7,416,120         7,416,120
      Massachusetts Mutual Life
        Insurance Company              4,767,289      4,767,289         4,767,289
      John Hancock Mutual Life
        Insurance                      8,769,191      8,769,191         8,769,191
      Prudential Insurance Co.
        of America                     2,576,107      2,576,107         2,576,107
      Principal Mutual Life
        Insurance Company              5,285,881      5,285,881         5,285,881
                                                    -----------       -----------
                                                     34,383,104        34,383,104
                                                    -----------       -----------
   Echlin Stock Fund:
      Echlin Inc. Common Stock           791,073     23,732,183        14,909,672
                                                    -----------       -----------
                                                    $84,034,523       $73,715,813
                                                     ==========       ===========

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE D -- ASSETS HELD FOR INVESTMENT (CONTINUED)

December 31, 1993
- -----------------
                                         Shares     Fair Market
                                        or Units       Value             Cost
                                        --------    -----------       -----------
   Mutual Funds:
      Putnam Investors                   733,487     $ 5,963,246      $ 6,072,816
      Putnam Voyager                   1,220,520      12,839,874        9,574,681
      Putnam Daily Dividend            2,674,299       2,674,299        2,674,299
                                                     -----------      -----------
                                                      21,477,419       18,321,796
                                                     -----------      -----------
   Fixed Income Fund:
      Provident National
        Assurance Company             12,188,130      12,188,130       12,188,130
      Allstate Life Insurance
        Company                        6,803,780       6,803,780        6,803,780
      Massachusetts Mutual Life
        Insurance Company              4,436,751       4,436,751        4,436,751
      John Hancock Mutual Life
        Insurance                      8,269,841       8,269,841        8,269,841
      Prudential Insurance Co.
        of America                       344,123         344,123          344,123
                                                     -----------      -----------
                                                      32,042,625       32,042,625
                                                     -----------      -----------
   Echlin Stock Fund:
      Echlin Inc. Common Stock           705,395      23,454,369       11,664,191
                                                    ------------      -----------
                                                     $76,974,413      $62,028,612
                                                    ============      ===========

The following information relates to the Plan's Fixed Income Fund as of December 31, 1994:

                                 Interest Rate          Maturity Date
                                --------------         --------------
      Provident National
        Assurance Company            8.42%                  1994
      Allstate Life Insurance
        Company                      9.00%              1995 and 1996
      Massachusetts Mutual
        Life Insurance Company       7.45%              1996 and 1997
      John Hancock Mutual Life
        Insurance                    6.62%              1995 and 1997
      Prudential Insurance Co.
        of America                   5.79%              1995 and 1998
      Principal Mutual Life
        Insurance Company            5.75%                  1998

As of December 31, 1993 the Plan's Fixed Income Fund did not include the Principal Mutual Life Insurance contract, but did include an additional insurance contract with Provident National Assurance Company with an interest rate of 9.35% which matured on December 31, 1993.

                                                              Schedule A
                                                             ----------

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 1994


                                                 Average            Sales          Realized
                             Purchases            Cost            Proceeds           Gain
                            -----------         ---------        ----------       -----------
Putnam Voyager Fund          $4,531,714          $782,670        $(976,330)          $193,660

Provident National
  Assurance Company            $468,813                 -      $(7,086,978)                 -

Prudential Insurance
  Co. of America             $5,535,209                 -      $(3,386,437)                 -

Principal Mutual Life
  Insurance Company          $5,285,880                 -                 -                 -

Echlin Common Stock          $4,204,890        $1,029,371      $(1,662,414)          $633,043

                                           SIGNATURE
                                           ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                               Echlin Incentive and Savings
                                               Investment Plan





Date:  May 15,1995                             /s/ Jon P. Leckerling
                                               ------------------------------
                                               Jon P. Leckerling
                                               Vice President, General Counsel
                                               and Corporate Secretary

                                                                     Exhibit A

                              CONSENT OF INDEPENDENT ACCOUNTANTS
                              ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-92426 and 33-15814) of Echlin Inc. of our report dated May 1, 1995 appearing on page 4 of this Form 11-K.





/s/ Price Waterhouse LLP
- ------------------------
    Price Waterhouse LLP



Stamford, Connecticut
May 15, 1995